CUSIP NO. 032346 10 8                                         Page 1 of 13 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1[FN]

                          Amylin Pharmaceuticals, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   032346 10 8
                                 (CUSIP Number)

Kathleen K. Schoemaker                     John C. MacMurray, Esq.
Domain Associates                          Reboul, MacMurray, Hewitt,
One Palmer Square                          Maynard & Kristol
Princeton, New Jersey 08452                45 Rockefeller Plaza
Tel. (609) 683-5656                        New York, New York  10111
                                           Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 23, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------
[FN] 1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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CUSIP NO. 032346 10 8                                         Page 2 of 13 Pages


1)   Name of Reporting Person                             Domain Partners
     I.R.S. Identification                                IV, L.P.
     No. of Above Person
     (If an Entity)

2)   Check the Appropriate Box                                (a) [x]
     if a Member of a Group                                   (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                      WC

5)   Check if Disclosure of
     Legal Proceedings is                                 Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                       Delaware

Number of                     7)   Sole Voting            4,883,000 shares of
Shares Beneficially                Power                  Common Stock
Owned by Each                                             (issuable upon con-
Reporting Person                                          version of preferred
With                                                      stock)
                              8)   Shared Voting
                                   Power                         -0-

                              9)   Sole Disposi-          4,883,000 shares of
                                   tive Power             Common Stock
                                                          (issuable upon con-
                                                          version of preferred
                                                          stock)
                              10)  Shared Dis-
                                   positive Power                -0-

11)  Aggregate Amount Beneficially                        4,883,000 shares of
     Owned by Each Reporting Person                       Common Stock
                                                          (issuable upon con-
                                                          version of preferred
                                                          stock)
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares




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CUSIP NO. 032346 10 8                                         Page 3 of 13 Pages




13)  Percent of Class
     Represented by                                              11.7%
     Amount in Row (11)

14)  Type of Reporting
     Person                                               PN




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CUSIP NO. 032346 10 8                                         Page 4 of 13 Pages



1)   Name of Reporting Person                             DP IV Associates,
     I.R.S. Identification                                L.P.
     No. of Above Person
     (If an Entity)

2)   Check the Appropriate Box                                  (a) [x]
     if a Member of a Group                                     (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                      WC

5)   Check if Disclosure of
     Legal Proceedings is                                 Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                       Delaware

Number of                     7)   Sole Voting            117,000 shares of
Shares Beneficially                Power                  Common Stock
Owned by Each                                             (issuable upon con-
Reporting Person                                          version of preferred
With                                                      stock)
                              8)   Shared Voting
                                   Power                         -0-

                              9)   Sole Disposi-          117,000 shares of
                                   tive Power             Common Stock
                                                          (issuable upon con-
                                                          version of preferred
                                                          stock)
                              10)  Shared Dis-
                                   positive Power                -0-

11)  Aggregate Amount Beneficially                        117,000 shares of
     Owned by Each Reporting Person                       Common Stock
                                                          (issuable upon con-
                                                          version of preferred
                                                          stock)
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares




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CUSIP NO. 032346 10 8                                         Page 5 of 13 Pages




13)  Percent of Class
     Represented by                                              0.3%
     Amount in Row (11)

14)  Type of Reporting
     Person                                               PN




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CUSIP NO. 032346 10 8                                         Page 6 of 13 Pages



1)   Name of Reporting Person                             Domain Partners II,
     I.R.S. Identification                                L.P.
     No. of Above Person
     (If an Entity)

2)   Check the Appropriate Box                                  (a) [x]
     if a Member of a Group                                     (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                      Not Applicable

5)   Check if Disclosure of
     Legal Proceedings is                                 Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                       Delaware

Number of                     7)   Sole Voting            653,847 shares of
Shares Beneficially                Power                  Common Stock
Owned by Each
Reporting Person
With
                              8)   Shared Voting
                                   Power                         -0-

                              9)   Sole Disposi-          653,847 shares of
                                   tive Power             Common Stock

                              10)  Shared Dis-
                                   positive Power                -0-

11)  Aggregate Amount Beneficially                        653,847 shares of
     Owned by Each Reporting Person                       Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                              1.8%
     Amount in Row (11)

14)  Type of Reporting
     Person                                               PN




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CUSIP NO. 032346 10 8                                         Page 7 of 13 Pages


                                  Schedule 13D

Item 1.   Security and Issuer.

          This statement relates to the Common Stock, $.001 par value (the "Common Stock") of Amylin Pharmaceuticals, Inc., a Delaware corporation ("Amylin" or the "Issuer"). The principal executive offices of the Issuer are located at 9373 Towne Centre Drive, Suite 250, San Diego, California 92121.

Item 2.   Identity and Background.

          (a) Pursuant to Rules 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D on behalf of Domain Partners IV, L.P., a Delaware limited partnership ("DP IV"), DP IV Associates, L.P., a Delaware limited partnership ("DP IV A") and Domain Partners II, L.P., a Delaware limited partnership ("DP II"). DP IV, DP IV A and DP II are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement between the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          (b)-(c)

          DP IV and DP IV A are Delaware limited partnerships, each of whose principal business is that of a private investment partnership. The sole general partner of DP IV and DP IV A is One Palmer Square Associates IV, L.L.C., a Delaware limited liability company ("OPSA IV"), whose principal business is that of acting as the general partner of DP IV and DP IV A. The following individuals, who are citizens of the United States, are the managing members of OPSA IV:

          (i) James C. Blair
          (ii) Brian H. Dovey
          (iii) Jesse I. Treu
          (iv) Kathleen K. Schoemaker
          (v) Arthur Klausner

          DP II is a Delaware limited partnership whose principal business is that of a private investment partnership. The sole general partner of DP II is One Palmer Square Associates II, L.P., a Delaware limited partnership ("OPSA II"), whose principal business is that of acting as the general partner of DP
II. The




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CUSIP NO. 032346 10 8                                         Page 8 of 13 Pages


following individuals, who are citizens of the United States, are the general partners of OPSA II:

          (i) James C. Blair
          (ii) Brian H. Dovey
          (iii) Jesse I. Treu
          (iv) Richard S. Schneider

          The principal business and principal office address of each entity and person named in this paragraph is One Palmer Square, Princeton, New Jersey 08542.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          This statement relates to the acquisition by DP IV and DP IV A of an aggregate 50,000 shares of Series A Convertible Preferred Stock (the "Shares"), at a purchase price of $120 per Share, pursuant to a Stock Purchase Agreement made as of March 22, 1999 by and among the Issuer and the signatories thereto, including DP IV and DP IV A (the "Purchase Agreement"). The Purchase Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto. The Shares are convertible into Common Stock at an initial conversion price of $1.20 per share, subject to adjustment, as set forth in the Certificate of Designation of the Series A Convertible Preferred Stock (the "Certificate of Designation"). The Certificate of Designation is attached hereto as Exhibit A to the Purchase Agreement, and any description thereof is qualified in its entirety by reference thereto. The source of funds for the purchase by DP IV and DP IVA was the working capital, or funds available for investment, of DP IV and DP IVA.

CUSIP NO. 032346 10 8                                         Page 9 of 13 Pages



Item 4.   Purpose of Transaction.

          The Reporting Persons have acquired securities of the Issuer for investment purposes.

Item 5.   Interest in Securities of the Issuer.

          The following information is based on a total of 36,797,806 shares of Common Stock outstanding as of March 15, 1999. Calculations with respect to DP IV and DP IV A give effect to the conversion of all shares of Series A Convertible Preferred Stock.

          (a)

          DP IV

          DP IV owns 4,883,000 shares of Common Stock, or approximately 11.7% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV, may be deemed to beneficially own the shares of Common Stock owned by DP IV.

          DP IV A

          DP IV A owns 117,000 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV A, may be deemed to beneficially own the shares of Common Stock owned by DP IV A.

          DP II

          DP II owns 653,847 shares of Common Stock, or approximately 1.8% of the Common Stock outstanding. OPSA II, as the general partner of DP II, may be deemed to beneficially own the shares of Common Stock owned by DP II.

          Managing Members of OPSA IV and General Partners of OPSA II

          (i) James C. Blair owns 59,036 shares of Common Stock, including 15,165 shares issuable upon exercise of stock options that are presently exercisable or exercisable within 60 days of the date of this statement, or approximately 0.2% of the Common Stock outstanding.

          (ii) Jesse I. Treu owns 28,792 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.




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CUSIP NO. 032346 10 8                                        Page 10 of 13 Pages


          (iii) Brian H. Dovey owns 28,792 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iv) Richard H. Schneider owns 10,753 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (v) Kathleen K. Schoemaker owns 3,131 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Arthur J. Klausner owns owns 1,500 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of OPSA IV and the general partners of OPSA II may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by DP IV, DP IV A and DP II. Each of the managing members of OPSA IV and general partners of OPSA II disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she owns directly, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA IV and/or general partner of OPSA II, in the Common Stock owned by DP IV, DP IV A and/or DP II.

          (c) Not applicable.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by DP IV, DP IV A or DP II.

          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer.

          Pursuant to the Purchase Agreement, and as further described therein, the Issuer has agreed to prepare and file with the Securities and Exchange Commission a registration statement on Form S-3 to register for sale the shares of Common Stock issuable upon conversion of the Shares and any shares of Common Stock issued as dividends on the Shares, within the earlier of (i) 30 days following the receipt by the Issuer of a notice of conversion of the Shares from DP IV and/or DP IV A, (ii) 10 days following the automatic conversion of the Shares or (iii) 10 days following the first payment by the Issuer of a dividend on the Shares in the form of Common Stock, in each case pursuant to the Certificate of Designation.

CUSIP NO. 032346 10 8                                        Page 11 of 13 Pages




Item 7.   Material to be Filed as Exhibits.

          Exhibit A - Group Agreement

          Exhibit B - Purchase Agreement

CUSIP NO. 032346 10 8                                        Page 12 of 13 Pages




                                    Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 1999


                                               DOMAIN PARTNERS IV, L.P.
                                               By:  One Palmer Square Associates
                                               IV L.L.C., General Partner

                                               By /s/ Kathleen K. Schoemaker
                                                   Managing Member

                                               DP IV ASSOCIATES, L.P.
                                               By:  One Palmer Square Associates
                                               IV L.L.C., General Partner

                                               By /s/ Kathleen K. Schoemaker
                                                   Managing Member

                                               DOMAIN PARTNERS II, L.P.
                                               By:  One Palmer Square Associates
                                               II, L.P., General Partner

                                               By  /s/ Kathleen K. Schoemaker
                                                    Attorney-in-Fact

CUSIP NO. 032346 10 8                                        Page 13 of 13 Pages

                                                                       EXHIBIT A

                                  AGREEMENT OF
                            DOMAIN PARTNERS IV, L.P.,
                             DP IV ASSOCIATES, L.P.
                                       AND
                            DOMAIN PARTNERS II, L.P.
                            PURSUANT TO RULE 13d-1(k)

          The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: April 2, 1999


                                               DOMAIN PARTNERS IV, L.P.
                                               By:  One Palmer Square Associates
                                               IV L.L.C., General Partner

                                               By /s/ Kathleen K. Schoemaker
                                                   Managing Member

                                               DP IV ASSOCIATES, L.P.
                                               By:  One Palmer Square Associates
                                               IV L.L.C., General Partner

                                               By /s/ Kathleen K. Schoemaker
                                                   Managing Member

                                               DOMAIN PARTNERS II, L.P.
                                               By:  One Palmer Square Associates
                                               II, L.P., General Partner

                                               By  /s/ Kathleen K. Schoemaker
                                                    Attorney-in-Fact

                                                                       EXHIBIT B




                            STOCK PURCHASE AGREEMENT


          THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made as of March 22, 1999 between AMYLIN PHARMACEUTICALS, INC., a Delaware corporation with its principal place of business at 9373 Towne Centre Drive, Suite 250, San Diego, California 92121 (the "Company"), and the purchaser whose name and address are set forth on the signature page hereof (the "Purchaser").

          IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchaser agree as follows:

1. AUTHORIZATION OF SALE OF THE SHARES. Subject to the terms and conditions of this Agreement, the Company has authorized the sale of up to one hundred twenty-five thousand (125,000) shares of Series A Preferred Stock of the Company (the "Shares") at a price of $120.00 per Share.

2. AGREEMENT TO SELL AND PURCHASE THE SHARES. At the Closing (as defined in Section 3), the Company will sell to the Purchaser, and the Purchaser will buy from the Company, upon the terms and conditions hereinafter set forth, the number of Shares set forth next to Purchaser's name on the signature page hereof. The Shares shall have the rights, preferences, privileges and restrictions set forth in the Company's Certificate of Designation of 5% Series A Convertible Preferred Stock, in the form attached hereto as Exhibit A (the "Certificate of Designation").

3. DELIVERY OF THE SHARES AT THE CLOSING. The completion of the purchase and sale of the Shares to be issued pursuant to this Agreement (the "Closing") shall occur (i) upon receipt by the Company of (A) a copy of this Agreement which has been executed on Purchaser's behalf, (B) a completed Stock Certificate Questionnaire, the form of which is attached hereto as Exhibit B, and (C) the aggregate purchase price for the Shares, or (ii) following the occurrence of the actions set forth in clause (i) above on such other date as may be agreed to by the Company and the Purchaser. At the Closing, the Company shall deliver to the Purchaser or the Purchaser's custodian bank, in accordance with the Purchaser's delivery instructions, (A) a copy of this Agreement which has been executed on behalf of the Company, and (B) one or more stock certificates registered in the name of the Purchaser, or in such nominee name(s) as designated by the Purchaser, representing the number of Shares referred to in Section 2 above. The name(s) in which the stock certificates are to be issued shall be set forth in the Stock Certificate Questionnaire attached hereto as Exhibit B, as completed by Purchaser. The Company's obligation to complete the purchase and sale of the Shares and deliver such stock certificate(s) to the Purchaser at the Closing shall be subject to the following conditions, any one or more of which may be waived in writing by the Company: (a) subject to delivery of the Share certificates to the Purchaser or Purchaser's custodian bank, receipt by the Company of immediately available funds, by check or wire transfer, in the full amount of the purchase price for the Shares being purchased hereunder; (b) the accuracy of the representations and warranties made by the Purchaser herein as of the Closing; and (c) the fulfillment of those undertakings of the Purchaser to be fulfilled prior to the Closing. The Purchaser's obligation to accept delivery of such stock certificate(s) and to pay for the Shares evidenced thereby shall be subject to the following conditions: (a) the accuracy of the representations and warranties made by the Company herein as of the Closing; and
(b) the fulfillment of those undertakings of the Company to be fulfilled prior to the Closing.

4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY. The Company hereby represents and warrants to, and covenants with, the Purchaser as of the date of this Agreement as follows:

          4.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to conduct its business as currently conducted.

          4.2 Due Execution, Delivery and Performance of the Agreements. The Company's execution, delivery and performance of this Agreement (a) has been duly authorized by all requisite corporate action by the Company, and (b) will not violate the Amended and Restated Certificate of Incorporation or Bylaws of the Company, each as amended to date, or violate or result in a breach of or constitute a default under any provision of any material indenture, mortgage, agreement, contract or other material instrument to which the Company or any subsidiary is a party or by which the Company or any subsidiary or any of their respective properties or assets is bound as of the date hereof. Upon execution and delivery, and assuming the valid execution hereof by the Purchaser, this Agreement will constitute a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as the indemnification agreements of the Company in
Section 7.4 hereof may be legally unenforceable.

          4.3 Issuance, Sale and Delivery of the Shares. The authorized capital stock of the Company consists of one hundred million (100,000,000) shares of Common Stock, par value one-tenth of one cent ($.001) per share, thirty-six million seven hundred ninety-seven thousand eight hundred six (36,797,806) shares of which are issued and outstanding as of March 15, 1999, five million seven hundred eighty-seven thousand one hundred eighty-two (5,787,182) shares of which are subject to outstanding options as of March 15, 1999, one million four hundred forty-two thousand forty-four (1,442,044) shares of which are reserved for future issuance to employees, directors and consultants pursuant to the Company's stock plans, including the Company's 1991 Stock Option Plan, the Company's Non-Employee Directors' Stock Option Plan, the Company's Employee Stock Purchase Plan, the Company's Directors' Deferred Compensation Plan and the Company's Employee Phantom Stock Salary Deferral Plan as of March 15, 1999, and one million five hundred fifty thousand nine hundred fifty (1,550,950) shares of which are subject to outstanding warrants, and seven million five hundred thousand (7,500,000) shares of Preferred Stock, par value one-tenth of one cent ($.001) per share, one hundred twenty-five thousand (125,000) of which are designated Series A Preferred Stock, none of which, prior to the Closing, are issued and outstanding. All issued and outstanding shares of the Company's Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. The Company will take all reasonable measures to ensure that, at all times, a sufficient number of shares of its Common Stock are reserved for issuance upon conversion of the Shares (the "Conversion Shares"). When issued, delivered to Purchaser or Purchaser's custodian bank and paid for by Purchaser in accordance with the terms and conditions of this Agreement, the Shares to be sold hereunder will be validly issued, fully paid and nonassessable and will be delivered by the Company free and clear of all liens, pledges, claims, encumbrances, security interests or other restrictions, except for restrictions on transfer imposed to ensure compliance with the Securities Act of 1993, as amended (the "Securities Act"). When issued and delivered upon conversion of the Shares in accordance with the terms and conditions of the Certificate of Designation, the Conversion Shares and any shares of Common Stock issued as dividends upon the Shares (the "Dividend Shares") will be validly issued, fully paid and nonassessable and will be delivered by the Company free and clear of all liens, pledges, claims, encumbrances, security interests or other restrictions, except for restrictions on transfer imposed to ensure compliance with the Securities Act.


                                       2.

          4.4 Public Information. The Company represents that it has delivered to Purchaser copies of the Company's: (i) Annual Report on Form 10-K for the year ended December 31, 1997; (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998, and September 30, 1998; (iii) Registration Statement on Form S-3 (Registration No. 333-58831), as amended; and
(iv) press releases since September 30, 1998. All of the foregoing public documents are collectively referred to herein as the "Public Documents."

          4.5 Eligibility for Form S-3. The Company represents and warrants that it meets the requirements for the use of Form S-3 for registration of the sale by the Purchaser of the Conversion Shares and any Dividend Shares, and the Company shall file all reports required to be filed by the Company with the Securities and Exchange Commission (the "Commission") in a timely manner and take all other necessary action so as to maintain such eligibility for the use of Form S-3.

          4.6 No Material Change. As of the date hereof, there has been no material adverse change and no material adverse development in the business, properties, operations, financial condition, results of operations or prospects of the Company since December 31, 1998.

          4.7 Use of Proceeds. The Company shall use the proceeds from the sale of the Shares for working capital purposes.

5.        REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER.

          The Purchaser represents and warrants to, and covenants with, the Company as follows:

          5.1 Investment Representations. The Purchaser represents and warrants to, and covenants with, the Company that: (i) the Purchaser, taking into account the personnel and resources it can practically bring to bear on the purchase of the Shares contemplated hereby, is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in shares presenting an investment decision like that involved in the purchase of the Shares, including investments in securities issued by the Company, and has requested, received, reviewed and considered all information it deems relevant in making an informed decision to purchase the Shares, including all of the Company's Public Documents; (ii) the Purchaser is acquiring the number of Shares referred to in Section 2 above for its own account for investment only and with no present intention of distributing any of such Shares, Conversion Shares or Dividend Shares, if any, or any arrangement or understanding with any other persons regarding the distribution of such Shares, Conversion Shares or Dividend Shares; (iii) the Purchaser has completed or caused to be completed the Stock Certificate Questionnaire attached hereto as Exhibit B and the information provided therein by Purchaser is true and correct to the best knowledge of the Purchaser as of the date hereof; (iv) the Purchaser has, in connection with its decision to purchase the number of Shares set forth in Section 2 above, relied solely upon the information delivered to the Purchaser as described in clause (i) above and the representations and warranties of the Company contained herein; and (v) the Purchaser is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.


                                       3.

          5.2 Requisite Power and Authority. The Purchaser further represents and warrants to, and covenants with, the Company that (i) the Purchaser has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement, and (ii) upon the execution and delivery of this Agreement, this Agreement shall constitute a valid and binding obligation of the Purchaser enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as the indemnification agreements of the Purchaser in Section 7.4 hereof may be legally unenforceable.

          5.3 Rule 144. Purchaser acknowledges and agrees that the Shares acquired by Purchaser hereunder, as well as the Conversion Shares and any Dividend Shares, must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Purchaser has been advised or is aware of the provisions of Rule 144 promulgated under the Securities Act, which permits limited resale of securities in a private placement subject to the satisfaction of certain conditions, including, among other things: the availability of certain current public information about the Company, the resale occurring not less than one year after a party has purchased and paid for the security to be sold, the sale being made through an unsolicited "broker's transaction" or in transactions directly with a market maker (as said term is defined under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and the number of shares being sold during any three-month period not exceeding specified limitations.

          5.4 Covenants. The Purchaser hereby covenants with the Company as follows: (i) prior to the effective date of the Registration Statement referenced in Section 7.1(a) below (the "Effective Date"), the Purchaser shall not transfer any Shares, Conversion Shares or Dividend Shares except in compliance with the Securities Act and the rules and regulations promulgated thereunder, and any transferee of Shares, Conversion Shares or Dividend Shares prior to the Effective Date shall agree in advance in a writing acceptable to the Company to be subject to all of the provisions of this Agreement with respect to the Shares, Conversion Shares or Dividend Shares; and (ii) commencing as of the Effective Date, the Purchaser shall not make any sale of the Conversion Shares or the Dividend Shares, if any, without effectively causing the prospectus delivery requirement under the Securities Act to be satisfied, and the Purchaser acknowledges and agrees that on and after the Effective Date, such Conversion Shares or the Dividend Shares, if any, are not transferable on the books of the Company unless the certificate submitted to the transfer agent evidencing the Conversion Shares or the Dividend Shares, if any, is accompanied by a separate purchaser's certificate: (i) in the form of Exhibit C hereto, (ii) executed by the Purchaser or by an officer of, or other authorized person designated by, the Purchaser, and (iii) to the effect that (A) the Conversion


                                       4.

Shares or the Dividend Shares, if any, have been sold in accordance with the Registration Statement and (B) the requirement of delivering a current prospectus has been satisfied. The Purchaser acknowledges that there may occasionally be times when the Company must suspend the use of the prospectus forming a part of the Registration Statement until such time as an amendment to the Registration Statement has been filed by the Company and declared effective by the Securities and Exchange Commission (the "Commission"), or until such time as the Company has filed an appropriate report with the Commission pursuant to the Securities Exchange Act of 1934, as amended. The Purchaser hereby covenants that it will not sell any Conversion Shares or Dividend Shares, if any, pursuant to said prospectus during the period commencing at the time at which the Company gives the Purchaser notice of the suspension of the use of said prospectus and ending at the time the Company gives the Purchaser notice that the Purchaser may thereafter effect sales pursuant to said prospectus. The Purchaser further covenants to promptly notify the Company of the sale of any of its Conversion Shares or Dividend Shares, if any.

6.        SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS.
Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Company and the Purchaser herein and in the certificates for the Shares delivered pursuant hereto shall survive the execution of this Agreement, the delivery to the Purchaser of the Shares being purchased and the payment therefor.

7.        REGISTRATION OF THE COMMON STOCK; COMPLIANCE WITH THE SECURITIES ACT.

          7.1   Registration Procedures and Expenses. The Company shall:

                (a) within the earlier of (i) 30 days following the receipt by the Company of a notice of conversion of the Series A Shares from the Purchaser,
(ii) 10 days following the automatic conversion of the Series A Shares and (iii) 10 days following the first payment by the Company of a dividend on the Series A Shares in the form of common stock, in each case pursuant to the Certificate of Designation, prepare and file with the Commission a registration statement on Form S-3 (the "Registration Statement") in order to register with the Securities and Exchange Commission (the "Commission") the sale of all the Conversion Shares and Dividend Shares, if any (collectively, the "Registrable Securities") by the Purchaser from time to time through underwriters, agents or otherwise, in negotiated or market transactions or through the automated quotation system of Nasdaq or the facilities of any national securities exchange on which the Company's Common Stock is then traded or in privately negotiated transactions or pursuant to such other method or methods of distribution as Purchaser may require. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 7.1 that the Purchaser shall furnish to the Company such information regarding itself, the Registrable Securities to be sold by Purchaser, and the intended method of disposition of such securities as shall be required to effect the registration of the Registrable Securities;


                                       5.

                (b) use reasonable efforts, subject to the receipt of necessary information from the Purchasers, to cause the Registration Statement to become effective as soon as commercially practicable following the filing thereof with the Commission;

                (c) prepare and file with the Commission such amendments and supplements to the Registration Statement and the prospectus used in connection therewith and take such other actions as may be necessary to keep the Registration Statement continually effective and available for use for a period of two years following the Closing (the "Registration Period") or, if earlier, until all of the Registrable Securities have been sold pursuant thereto;

                (d) furnish to the Purchaser with respect to the Registrable Securities registered under the Registration Statement such number of copies of prospectuses and preliminary prospectuses in conformity with the requirements of the Securities Act, in order to facilitate the public sale or other disposition of all or any of the Registrable Securities by the Purchaser; provided, however, that the obligation of the Company to deliver copies of prospectuses or preliminary prospectuses to the Purchaser shall be subject to the receipt by the Company of reasonable assurances from the Purchaser that the Purchaser will comply with the applicable provisions of the Securities Act and of such other securities or blue sky laws as may be applicable in connection with any use of such prospectuses or preliminary prospectuses;

                (e) file documents required of the Company for normal blue sky clearance in states specified in writing by the Purchaser; provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented; and

                (f) bear all expenses incurred by the Company in connection with the procedures in paragraphs (a) through (e) of this Section 7.1 and the registration of the Registrable Securities pursuant to the Registration Statement.

          7.2 Transfer of Shares After Registration. The Purchaser agrees that it will promptly notify the Company of any changes in the material information set forth in the Registration Statement regarding the Purchaser or its plan of distribution with respect to the Registrable Securities, as applicable.

          7.3   Indemnification.

                (a) the term "Selling Stockholder" shall mean the Purchaser and, if the Purchaser is an institution, the Purchaser's directors or trustees, officers and employees and each person who controls the Purchaser within the meaning of the Securities Act;

                (b) the term "Registration Statement" shall include any final prospectus, exhibit, supplement or amendment included in or relating to the Registration Statement referred to in Section 7.1; and


                                       6.

                (c) the term "untrue statement" shall include any untrue statement or alleged untrue statement, or any omission or alleged omission to state in the Registration Statement a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

The Company agrees to indemnify and hold harmless each Selling Stockholder from and against any losses, claims, damages or liabilities to which such Selling Stockholder may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any untrue statement of a material fact contained in the Registration Statement on the Effective Date thereof, or arise out of any failure by the Company to fulfill any undertaking included in the Registration Statement, and the Company will reimburse such Selling Stockholder for any reasonable legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon, an untrue statement made in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Selling Stockholder specifically for use in preparation of the Registration Statement, or the failure of such Selling Stockholder to comply with the covenants and agreements contained in Section 5 or 7.2 hereof respecting sale of the Registrable Securities or any statement or omission in any prospectus that is corrected in any subsequent prospectus that was delivered to the Purchaser prior to the pertinent sale or sales by the Purchaser.

The Purchaser agrees to indemnify and hold harmless the Company (and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, each officer of the Company who signs the Registration Statement and each director of the Company) from and against any losses, claims, damages or liabilities to which the Company (or any such officer, director or controlling person) may become subject (under the Securities Act or otherwise), insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any failure to comply with the covenants and agreements contained in Section 5 or 7.2 hereof respecting sale of the Registrable Securities, or any untrue statement of a material fact contained in the Registration Statement on the Effective Date if such untrue statement was made in reliance upon and in conformity with written information furnished by or on behalf of the Purchaser specifically for use in preparation of the Registration Statement, and the Purchaser will reimburse the Company (or such officer, director or controlling person, as the case may be), for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim. In no event shall the liability of the Purchaser hereunder be greater in amount than the dollar amount of the gross proceeds received by the Purchaser upon the sale of Registrable Securities giving rise to such indemnification obligation.

Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 7.3, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, and, subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person and such indemnifying person shall have been notified thereof, such indemnifying person shall be


                                       7.

entitled to participate therein, and, to the extent it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof; provided, however, that if there exists or shall exist a conflict of interest that would make it inappropriate, in the opinion of counsel to the indemnified person, for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; provided, however, that no indemnifying person shall be responsible for the fees and expenses of more than one separate counsel for all indemnified parties.

If the indemnification provided for in this Section 7.3 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the act or omission that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall any contribution by Purchaser hereunder exceed the gross proceeds from the offering received by such Purchaser.

The obligations of the Company and Purchaser under this Section 7.3 shall survive completion of any offering of Registrable Securities in a Registration Statement and the termination of this Agreement. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under this
Section 7.3 to the fullest extent permitted by law; provided, however, that (i) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any seller of Conversion Shares or Dividend Shares who was not guilty of such fraudulent misrepresentation, and (ii) contribution (together with any indemnification or other obligations under this Agreement) by any seller of Conversion Shares or Dividend Shares shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Conversion Shares or Dividend Shares.


                                       8.

          7.4 Termination of Conditions and Obligations. Notwithstanding anything stated herein to the contrary, the conditions precedent imposed by
Section 5 or this Section 7 upon the transferability of the Shares, Conversion Shares and Dividend Shares shall cease and terminate as to any particular number of the Shares, Conversion Shares or Dividend Shares, when such Conversion Shares or Dividend Shares, shall have been effectively registered under the Securities Act and sold or otherwise disposed of in accordance with the intended method of disposition set forth in the Registration Statement covering such or at such time as an opinion of counsel satisfactory to the Company shall have been rendered to the effect that such conditions are not necessary in order to comply with the Securities Act.

The rights of the Purchaser hereunder, including the right to have the Company register the Conversion Shares and Dividend Shares, if any, pursuant to this Agreement, shall be automatically assigned by each Purchaser to any transferee of all or any portion of the Shares, the Conversion Shares, or the Dividend Shares, if any, if: (a) the Purchaser agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment, (b) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (i) the name and address of such transferee or assignee, and
(ii) the securities with respect to which such registration rights are being transferred or assigned, (c) following such transfer or assignment, the further disposition of such securities by the transferee or assignee is restricted under the Securities Act or applicable state securities laws, (d) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence, the transferee or assignee agrees in writing for the benefit of the Company to be bound by all of the provisions contained herein, and (e) such transfer shall have been made in accordance with the applicable requirements of the this Agreement.

8. BROKER'S FEE. Each of the parties hereto hereby represents that on the basis of any actions and agreements by it, there are no brokers or finders entitled to compensation in connection with the sale of Shares to the Purchaser.

9. NOTICES. All notices, requests, consents and other communications hereunder shall be in writing, shall be sent by facsimile or mailed by first class registered or certified airmail, or nationally recognized overnight express courier postage prepaid, and shall be deemed given when so sent by facsimile or mailed and shall be delivered as follows:

                (a)     if to the Company, to:

                        Amylin Pharmaceuticals, Inc.
                        9373 Towne Centre Drive, Suite 250
                        San Diego, CA 92121
                        Attention:  Chief Executive Officer

                        with a copy so mailed to:

                        Cooley Godward LLP
                        4365 Executive Drive, Suite 1100
                        San Diego, California 92121
                        Attention:  Thomas A. Coll, Esq.


                                       9.

or to such other person at such other place as the Company shall designate to the Purchaser in writing; and

                (b) if to the Purchaser, at its address as set forth on the signature page of this Agreement, or at such other address or addresses as may have been furnished to the Company in writing.

10. CHANGES. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Purchaser.

11. HEADINGS. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

12. SEVERABILITY. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

13. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California as applied to contracts entered into and performed entirely in California by California residents.

14. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument.

15. REMEDIES. In addition to being entitled to exercise all rights and remedies provided herein or granted by law for any breach by the Company hereunder, the Purchaser will be entitled to specific performance of its rights under this Agreement. In that regard, the Company acknowledges and agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

16. SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto. Notwithstanding anything to the contrary contained herein, including, without limitation, the rights of Purchaser hereunder shall be assignable to and exercisable by a bona fide pledgee of the Shares, Conversion Shares, Warrants or Warrant Shares in connection with Purchaser's margin or brokerage accounts.

17. FURTHER ACTIONS. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in transactions of this nature in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.


                                      10.

18. CONFIDENTIAL DISCLOSURE AGREEMENT. Notwithstanding any provision of this Agreement to the contrary, the Confidential Disclosure Agreement previously executed by the Company and the Purchaser in connection with the transactions contemplated by this Agreement shall remain in full force and effect in accordance with its terms following the execution of this Agreement and the consummation of the transactions contemplated hereby.


                                      11.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

AMYLIN PHARMACEUTICALS, INC.




By:
       Nancy K. Dahl, Esq.
       Vice President and
       General Counsel



PURCHASER




By:                                           Number of Shares:

Name:
Title:





Notices to be sent to:







List of Attachments

EXHIBIT A  -  CERTIFICATE OF DESIGNATION OF SERIES A PREFERRED STOCK
EXHIBIT B  -  STOCK CERTIFICATE AND WARRANT QUESTIONNAIRE
EXHIBIT C  -  PURCHASER'S CERTIFICATE


                                      12.

                        EXHIBIT B TO PURCHASE AGREEMENT

                           CERTIFICATE OF DESIGNATION
                                     OF THE
                     5% SERIES A CONVERTIBLE PREFERRED STOCK
                           (Par Value $.001 Per Share)
                                       OF
                          AMYLIN PHARMACEUTICALS, INC.


                         Pursuant to Section 151 of the
                General Corporation Law of the State of Delaware



          AMYLIN PHARMACEUTICALS, INC., a company organized and existing under the General Corporation Law of the State of Delaware (the "Company"), in accordance with the provisions of Section 103 thereof, and pursuant to Section 151 thereof, DOES HEREBY CERTIFY:

          That the Amended and Restated Certificate of Incorporation of the Company, as amended to date, (the "Certificate of Incorporation") authorizes the creation of up to 7,500,000 shares of the Company's preferred stock, par value $.001 per share (such preferred stock, together with all other preferred stock of the Company the creation of which is in the future authorized by the Certificate of Incorporation, referred to herein as the "Preferred Stock"); and

          That pursuant to the authority conferred upon the Board of Directors (the "Board") by the Certificate of Incorporation of the Company and delegated to a special Private Placement Committee of the Board on March 9, 1999 (the "Private Placement Committee"), said Private Placement Committee on March 17, 1999, approved the creation, issuance and the voting powers of shares of Series A Convertible Preferred Stock (the "Series A Preferred") and adopted the following resolution creating a series of one hundred twenty-five thousand (125,000) shares of Series A Preferred designated as set forth below:

          RESOLVED, that pursuant to the authority expressly granted to and vested in the Private Placement Committee by the Board, provisions of the Certificate of Incorporation of the Company and the General Corporation Law of the State of Delaware, the issuance of Series A Preferred, which shall consist of one hundred twenty-five thousand (125,000) shares of the 7,500,000 shares of Preferred Stock which the Company now has authority to issue, be, and the same hereby is, authorized, and the Private Placement Committee hereby fixes the powers, designations, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the shares of such series (in addition to the powers, designations, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation which may be applicable to the Series A Preferred) authorized by this resolution as follows:

          1. DESIGNATION OF SERIES A PREFERRED STOCK.

               a. The designation of such series of Preferred Stock authorized by this resolution shall be Series A Convertible Preferred Stock (the "Series A Preferred"). The Series A Preferred is issuable solely in whole shares that shall entitle the holder thereof to exercise the voting rights, to participate in the distributions and to have the benefit of all other rights of holders of Series A Preferred, as set forth herein and in the Certificate of Incorporation.

          2. DIVIDEND RIGHTS.

               a. Series A Dividends. Holders of the Series A Preferred, in preference to the holders of any other stock of the Company including Common Stock ("Junior Stock"), shall be entitled to receive, but only out of funds that are legally available therefor, cumulative dividends in the form of cash or shares of Common Stock, the form of which shall be at the sole discretion of the Company, at the rate of five percent (5%) of the "Original Issue Price" per annum compounded annually on each outstanding share of Series A Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). The Original Issue Price of the Series A Preferred shall be one hundred twenty dollars ($120.00) per share.

               b. Dividends Cumulative. The dividends provided for under Section 2(a) cumulate daily from the Original Issue Date (as defined in Section 4(e) below, and are payable semi-annually beginning with the date that is twelve months after the date that Series A Preferred is first issued by the Company (the "Original Issue Date") and continuing on each six-month anniversary thereafter while any Series A Preferred is outstanding (hereinafter, a "Payment Date"). Subject to applicable law, the Company shall be obliged to pay such dividends as provided in Section 2(c) below, provided that any unpaid dividends shall continue to accumulate on each such share of Series A Preferred until the date of payment of any unpaid cumulative dividends. Any unpaid cumulative dividends shall earn interest at the rate of 5% compounded semi-annually and shall be payable in cash or shares of Common Stock as provided in Section 2(c) below. No dividends (other than those payable in Common Stock) shall be declared or paid on any Common Stock, and there shall be no redemption or repurchase (other than repurchases by the Company of unvested shares pursuant to the terms of applicable stock purchase agreements) of any Common Stock, during any fiscal year of the Company until the full annual dividend on the Series A Preferred (and any dividends from prior year(s) accumulated but unpaid) shall have been paid in cash or declared and set apart in cash.

               c. Payment of Dividends. The dividends provided for under paragraph (a) of this Section 2 shall be payable, at the option of the Company, either (i) in cash (by check or wire transfer) or (ii) in shares of Common Stock valued as of the Payment Date based on the closing price of the Company's Common Stock as quoted on the Nasdaq Stock Market, or, if on any day the Common Stock is not so listed, the average of the highest bid and the lowest asked price on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, in each case averaged over a period of 10 trading days consisting of the day as of which the current fair market value of Common Stock is being determined and the 9 consecutive trading days prior to such day. If at any time the Common Stock is


                                       2.

not listed on any securities exchange or quoted in the over-the-counter market, the current fair market value of Common Stock shall be used, and shall be determined in good faith by the Board of Directors of the Company.

               d. Dividends on Common Stock. So long as any shares of Series A Preferred shall be outstanding, no dividend, whether in cash or property, shall be paid or declared nor shall any other distribution be made (other than repurchases by the Company of unvested shares pursuant to the terms of applicable stock purchase agreements), on any Common Stock (other than any dividend or distribution payable solely in Common Stock of the Company), unless a dividend is paid with respect to all outstanding shares of Series A Preferred in an amount per share (on an as-if-converted to Common Stock basis) equal to the amount paid or set aside for each share of Common Stock.

          3. VOTING RIGHTS. Except as otherwise required by law, the Series
A Preferred shall be voted equally with the shares of the Common Stock of the Company and not as a separate class, at any annual or special meeting of stockholders of the Company, and may act by written consent in the same manner as the Common Stock (if permitted), in either case upon the following basis: each holder of shares of Series A Preferred shall be entitled to such number of votes as shall be equal to the whole number of shares of Common Stock into which such holder's aggregate number of shares of Series A Preferred are convertible (pursuant to Section 4 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent.

          4. CONVERSION RIGHTS.

               The holders of the Series A Preferred shall have the following rights with respect to the conversion of the Series A Preferred into shares of Common Stock (the "Conversion Rights"):

               a. Optional Conversion. Subject to and in compliance with the provisions of this Section 4, any shares of Series A Preferred may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series A Preferred shall be entitled upon conversion shall be the product obtained by multiplying the "Series A Preferred Conversion Rate" then in effect (determined as provided in Section 4(b)) by the number of shares of Series A Preferred being converted.

               b. Series A Preferred Conversion Rate. The conversion rate in effect at any time for conversion of the Series A Preferred (the "Series A Preferred Conversion Rate") shall be the quotient obtained by dividing the Original Issue Price of the Series A Preferred by the "Series A Preferred Conversion Price," calculated as provided in Section 4(c).

                                        3.

               c. Series A Preferred Conversion Price. The conversion price for the Series A Preferred shall initially be one dollar and twenty cents ($1.20) (the "Series A Preferred Conversion Price"). Such initial Series A Preferred Conversion Price shall be adjusted from time to time in accordance with this
Section 4. All references to the Series A Preferred Conversion Price herein shall mean the Series A Preferred Conversion Price as so adjusted.

               d. Mechanics of Conversion. Each holder of Series A Preferred who desires to convert the same into shares of Common Stock pursuant to this Section 4 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Series A Preferred, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series A Preferred being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay in cash, or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the fair market value of the Common Stock as determined by the Company's Board of Directors as of the date of such conversion), any declared and unpaid dividends, including all accrued and unpaid dividends pursuant to Section 1(a), on the shares of Series A Preferred being converted. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series A Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

               e. Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock without a corresponding subdivision of the Series A Preferred, the Series A Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if the Company shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Series A Preferred, the Series A Preferred Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this
Section 4(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

               f. Adjustment for Common Stock Dividends and Distributions. If the Company at any time or from time to time after the Original Issue Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event the Series A Preferred Conversion Price that is then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Series A Preferred Conversion Price then in effect by a fraction (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (ii) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such

                                        4.

record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Preferred Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Preferred Conversion Price shall be adjusted pursuant to this Section 4(f) to reflect the actual payment of such dividend or distribution.

               g. Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date, the Common Stock issuable upon the conversion of the Series A Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 4), in any such event each holder of Series A Preferred shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Series A Preferred could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

               h. Reorganizations, Mergers, Consolidations or Sales of Assets. If at any time or from time to time after the Original Issue Date, there is a capital reorganization of the Common Stock (other than a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 4), as a part of such capital reorganization, provision shall be made so that the holders of the Series A Preferred shall thereafter be entitled to receive upon conversion of the Series A Preferred the number of shares of stock or other securities or property of the Company to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Series A Preferred after the capital reorganization to the end that the provisions of this Section 4 (including adjustment of the Series A Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the Series A Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

               i. Sale of Shares Below Series A Preferred Conversion Price.

                    (i) If at any time or from time to time after the Original Issue Date, the Company issues or sells, or is deemed by the express provisions of this Section 4(i) to have issued or sold, Additional Shares of Common Stock (as defined in subsection i(iv) below), other than as a dividend or other distribution on any class of stock, and other than a stock split, combination, reclassification, exchange, substitution, reorganization or other event otherwise provided for in this Section 4 above, for an Effective Price (as defined in subsection i(iv) below) less than the then effective Series A Preferred Conversion Price, then and in each such case the then existing Series A Preferred Conversion Price shall be reduced (subject to the final sentence of this subsection i(i)), as of the opening of business on the date of such issue or sale, to a price determined by subtracting from the then existing Series A Preferred Conversion Price a number equal to the product of (i) the then


                                        5.

existing Series A Preferred Conversion Price less the Effective Price for the Additional Shares of Common Stock, multiplied by (ii) a fraction (a) the numerator of which shall be the aggregate consideration received (as defined in subsection i(ii)), by the Company for the total number of Additional Shares of Common Stock so issued, and (b) the denominator of which shall be the sum of $15 million and the aggregate consideration received (as defined in subsection i(ii)), by the Company for the total number of Additional Shares of Common Stock so issued. Notwithstanding the foregoing, at no time shall the Series A Preferred Conversion Price be less than the higher of (i) ninety-six cents ($0.96) and (ii) the closing bid price of the Company's Common Stock as quoted on the Nasdaq Stock Market on the Original Issue Date.

                    (ii) For the purpose of making any adjustment required under this Section 4(i), the consideration received by the Company for any issue or sale of securities shall (A) to the extent it consists of cash, be computed at the net amount of cash received by the Company after deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Company in connection with such issue or sale but without deduction of any expenses payable by the Company, (B) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board of Directors, and (C) if Additional Shares of Common Stock, Convertible Securities (as defined in subsection i(iii)) or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

                    (iii) For the purpose of the adjustment required under this
Section 4(i), if the Company issues or sells (i) stock or other securities convertible into Additional Shares of Common Stock (such convertible stock or securities being herein referred to as "Convertible Securities") or (ii) rights or options for the purchase of Additional Shares of Common Stock or Convertible Securities, and if the Effective Price of such Additional Shares of Common Stock is less than the Series A Preferred Conversion Price, in each case the Company shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the issuance of such rights or options or Convertible Securities, plus, in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Company upon the exercise of such rights or options, plus, in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) upon the conversion thereof; provided that if in the case of Convertible Securities the minimum amounts of such consideration cannot be ascertained, but are a function of antidilution or similar protective clauses, the Company shall be deemed to have received the minimum amounts of consideration without reference to such clauses; provided further that if the minimum amount of consideration payable to the Company upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of antidilution adjustments, the Effective Price shall be recalculated using the



                                        6.

figure to which such minimum amount of consideration is reduced; provided further that if the minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Company upon the exercise or conversion of such rights, options or Convertible Securities. No further adjustment of the Series A Preferred Conversion Price, as adjusted upon the issuance of such rights, options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock on the exercise of any such rights or options or the conversion of any such Convertible Securities. If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the Series A Preferred Conversion Price as adjusted upon the issuance of such rights, options or Convertible Securities shall be readjusted to the Series A Preferred Conversion Price which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities, provided that such readjustment shall not apply to prior conversions of Series A Preferred.

                    (iv) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued by the Company or deemed to be issued pursuant to this Section 4(i), whether or not subsequently reacquired or retired by the Company other than (A) shares of Common Stock issued upon conversion of or as dividends on the Series A Preferred; (B) shares of Common Stock and/or options, or other Common Stock purchase rights, and the Common Stock issued pursuant to such options or other rights, issued or issuable to employees, officers or directors of, or consultants or advisors to the Company or any subsidiary pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board; (C) shares of Common Stock issued or deemed issued by operation of any of the provisions of this Section 4; and (D) up to 50,000 additional shares of Common Stock or Convertible Securities that may be issued by the Company for such purposes as the Board of Directors may determine to be in the best interests of the Company. The "Effective Price" of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Company under this Section 4(i), into the aggregate consideration received, or deemed to have been received by the Company for such issue under this Section 4(i), for such Additional Shares of Common Stock.

               j. Certificate of Adjustment. In each case of an adjustment or readjustment of the Series A Preferred Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series A Preferred, if the Series A Preferred is then convertible pursuant to this


                                        7.

Section 4, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series A Preferred at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Series A Preferred Conversion Price at the time in effect, (iii) the number of Additional Shares of Common Stock, and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of the Series A Preferred.

               k. Notices of Record Date. Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Series A Preferred at least twenty (20) days prior to the record date specified therein a notice specifying
(A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up.

               l. Automatic Conversion.

                    (i) Each share of Series A Preferred shall automatically be converted into shares of Common Stock, based on the then-effective Series A Preferred Conversion Price, at the earlier to occur of the following: (A) at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of the Series A Preferred; and (B) immediately upon the Company's Common Stock maintaining a closing bid price of at least $2.40 per share for thirty (30) consecutive market trading days on the Nasdaq Stock Market (or any similar successor market) (inclusive of any market trading days on which the Company's stock is not traded).

                    (ii) Upon the occurrence of any of the events specified in
Section 4(l)(i), the outstanding shares of Series A Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series A Preferred are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement


                                        8.

satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series A Preferred, the holders of Series A Preferred shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series A Preferred. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series A Preferred surrendered were convertible on the date on which such automatic conversion occurred, and any declared or accrued and unpaid dividends other than all accrued and unpaid dividends pursuant to Section 1(a) shall be paid in accordance with the provisions of Section 4(d).

               m. Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined by the Board of Directors) on the date of conversion.

               n. Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

               o. Notices. Any notice required by the provisions of this Section 4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

               p. Payment of Taxes. The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series A Preferred, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred so converted were registered.



                                        9.

          5. NO REISSUANCE OF SERIES A PREFERRED. No share or shares of Series A Preferred acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued.

          6. NO PREEMPTIVE RIGHTS. Stockholders shall have no preemptive rights except as granted by the Company pursuant to written agreements.

          7. RESIDUAL RIGHTS. All rights accruing to the outstanding shares of the Company not expressly provided for to the contrary herein shall be vested in the Common Stock.






                                       10.

          IN WITNESS WHEREOF, Amylin Pharmaceuticals, Inc. has caused this Certificate to be signed by its Chief Executive Officer and Chairman of the Board on this _____ day of March, 1999.

                          AMYLIN PHARMACEUTICALS, INC.




                                  By:
                                          Joseph C. Cook, Jr.
                                          Chief Executive Officer and
                                          Chairman of the Board





                                       11.

                                   EXHIBIT B

                          AMYLIN PHARMACEUTICALS, INC.

                        STOCK CERTIFICATE QUESTIONNAIRE

          Pursuant to Section 3 of the Stock Purchase Agreement, please provide us with the following information:

1. The exact name that your Shares are to be registered in (this is the name that will appear on your stock certificate(s)). You may use a nominee name if appropriate:

2. The relationship between the Purchaser of the Shares and the Registered Holder listed in response to item 1 above:

3. The mailing address of the Registered Holder listed in response to item 1 above:

4.        The Social Security Number or Tax
          Identification Number of the Registered Holder listed in the response to item 1 above:

                                   EXHIBIT C


Attention:

                   PURCHASER'S CERTIFICATE OF SUBSEQUENT SALE

          The undersigned, an officer of, or other person duly authorized by hereby certificates that he/she [said institution]
-----------------------

is the Purchaser of the shares evidenced by the attached certificate, and as

such, sold such shares on                            in accordance with
                          --------------------------

registration statement number                            and the requirement of
                              --------------------------

delivering a current prospectus and current annual and quarterly reports (Forms

10-K and 10-Q) by the Company has been complied with in connection with such sale.


PRINT OR TYPE:

Name of Purchaser (Individual or Institution):

Name of Individual representing Purchaser
(if an Institution)

Title of Individual representing Purchaser
(if an Institution)


Signature by:

Individual Purchaser or Individual
Representing Purchaser: